Mail Stop 4561

May 12, 2009

Mr. Abdo H. Khoury
Chief Financial and Portfolio Officer
Nationwide Health Properties, Inc.
610 Newport Center Drive, Suite 1150
Newport Beach, CA 92660

> **Re: Nationwide Health Properties, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 1-9028**

Dear Mr. Khoury:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

5. Medical Office Building Joint Ventures

NHP/PMB L.P., pages 74 and 75

1. In future filings, please disclose the amount of consideration that would be paid to third party investors in NHP/PMB L.P. who have the right to redeem their units for the Registrant's common stock or cash as if the termination of this limited partnership occurred on the balance sheet date.

Schedule 14A Filed March 26, 2009

Compensation Discussion and Analysis, page 19

2. We note your response to comment 5 of our letter dated June 3, 2008 that you would disclose the use of any benchmarks in future filings. We note the revised disclosure on page 21 showing the weight allocated between the peer group data and survey data for your cash compensation benchmarks. It remains unclear from your disclosure what your benchmarks are for the total or components of your executive compensation. Please tell us the benchmarks used for your compensation determinations and provide similar disclosure in future filings.

3. We note your response to comment 6 that you would include a discussion of specific targets for bonuses and other incentive compensation in future filings and the revised disclosure on page 22 that awards are not based on numerical thresholds or funding targets. However, we note the reference to "performance achievements" in the bulleted list on pages 22 and 23. Please confirm if there are specific financial performance targets associated with your incentive compensation. Also, for each named officer, please discuss how "performance achievements" lead to the specific awards disclosed on page 23. Similar disclosure should be included in future filings.

4. We note the revised disclosure on pages 24 and 25 discussing your long-term equity incentives. Please tell us the targets associated with the percentages in the right-hand column of the table at the bottom of page 24. Also, discuss the TSR vs. peer group comparison and the corresponding percentile that lead to the options and shares awarded as disclosed on page 25.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or Tom Kluck, Branch Chief, at (202) 551-3785 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief